W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

October 28, 2016

Ms. Suzanne Hayes – Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: YiLoLife Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed September 15, 2016

File No. 024-10579

Dear Ms. Hayes:

The Company is in receipt of your comment letter dated September 27, 2016, regarding the Company’s filing referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Risk Factors, page 4

Comment 1:

1. Please clearly describe the affiliation between YiLoLife and Natural Relief Clinic, Inc., including that your President and CEO is President and Chairman of the Board of NRC.

Response to Comment 1:

The Company has added a risk factor addressing this comment.

1255 W. Rio Salado Pkwy., Ste. 215 Tempe, AZ 85281 P: 480.830.2700	Booth Udall Fuller, PLC www.BoothUdall.com	3000 South 31st Street, Ste. 100 Temple, TX 76502 P: 254.870.5606

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Description of Business, page 19

Comment 2:

2. We note your response to prior comment three. However, we note the common control between YiLoLife and NRC and that you do not have any clients aside from NRC. In addition, the registration statement as currently drafted presents the business, products and future plans of NRC as your business, products and future plans, and the use of proceeds suggests that proceeds from the offering will go toward continuing the business of NRC and purchasing raw materials, such as seeds. Please revise your disclosure to clarify that you do possess marijuana or tell us why you continue to believe that you do not possess marijuana.

Response to Comment 2:

The Company has revised the registration statement to clarify that the business of the YiLoLife companies is to provide services to organizations like NRC and other companies as well. The Company has also clarified that the YiLoLife companies do not possess marijuana.

Principles of Consolidation, pages F-7 and F-18

Comment 3:

3. Refer to your responses to our prior comments 9 and 10. You indicate on F-21 in Note J Subsequent Events to the December 31, 2014 audited financial statements that “There is common ownership across all entities and results of the related entities were consolidated.” Indicate in your principles of consolidation notes on F-7 and F-18, whether during the years ended December 31, 2014 and 2015 there was common control among all the entities consolidated. Refer to Transactions Between Entities Under Common Control in ASC 805-50. Separately provide us your analysis demonstrating how common control for these periods was achieved.

Response to Comment 3:

Resource: Per Financial Accounting Standard Board (FASB) Accounting Standard Codification (ASC) 805-50-15-6.

The guidance in the Transactions between Entities under Common Control Subsections applies to combinations between entities or businesses under common control. The following are examples of those types of transactions:

a.	An entity charters a newly formed entity and then transfers some of or all its net assets to that newly charter entity.

b.	A parent transfers the net assets of a wholly owned subsidiary into the parent and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.

c.	A parent transfers its controlling interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.

d.	A parent exchanges its ownership interest or net assets of a wholly owned subsidiary for additional shares issued by the parent’s less-than-wholly-owned subsidiary, thereby increasing the parent’s percentage of ownership in the less-than-wholly-owned subsidiary but leaving all of the existing noncontrolling interest outstanding.

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e.	A parent’s less-than-wholly-owned subsidiary issues its shares in exchange for shares of another subsidiary previously owned by the same parent, and the noncontrolling shareholders are not party to the exchange. That is not a business combination from the perspective of the parent.

f.	A limited liability company is formed by combining entities under common control.

g.	Two or more not-for-profit entities (NFP) that are effectively controlled by the same board members transfer their net assets to a new entity, dissolve the former entities, and appoint the same board members to the newly combined entity.

Conclusion: The following companies, YiloLife, LLC, YiLo CBD, LLC, Food 2828 LLC, JJ Empire LLC, Commercial Business Development LLC, Commercial Business Development Arizona LLC and Green Outlet Life, LLC are wholly owned by shareholders Carsten and Elizabeth Locke. Ownership in these entities was transferred to YiLoLife Inc. January 1, 2016. In a common control transaction the ultimate parent or controlling shareholders maintain control before and after the transaction. YiloLife Inc. was established in May of 2015 with the purpose of combining all entities under control of the shareholders of YiloLife Inc., it would appear the sub-topic a of FASB ASC 805-50-15-6 applies.

The principles of consolidation notes in financial statements included in the registration statement have been revised as noted in Comment 3.

Comment 4:

4. We noted your response to our prior comment 11. In your analysis related to the consolidation of entities controlled by contract, your response states with regards to the first requirement, Term, that “it appears that such relationship does not have the characteristics set forth in such requirement. Therefore, the relationship does not meet the definition within the accounting standard for consolidation and thus consolidation due to control by contract is not required.” Please tell us the terms of each contractual relationship you have with NRC, including termination provisions, if applicable. If there are no such contractual agreements in place, tell us how you were able to determine that your relationship with NRC did not meet the Term requirement in ASC 810-10-15-22(a).

Response to Comment 4:

Resource: Per Financial Accounting Standard Board (FASB) Accounting Standard Codification ASC 810-10-15-22(a).

a.	Term requirement: The contractual arrangement between the physician practice management entity and the physician practice has both of the following characteristics:

•	Has a term that is either the entire remaining legal life of the physician practice entity or a period of 10 years or more.

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•	Is not terminable by the physician practice except in the case of gross negligence, fraud, or other illegal acts by the physician practice management entity or bankruptcy of the physician practice management entity.

b.	Control. The physician practice management entity has exclusive authority over all decision making related to both of the following:

•	Ongoing, major, or central operations of the physician practice, except for the dispensing of medical services. This must include exclusive decision making authority over scope of services, patient acceptance policies and procedures, pricing of services, negotiation and execution of contracts, and establishment and approval of operating and capital budgets. This authority also must include exclusive decision making authority over issuance of debt if debt financing is an ongoing, major, or central source of financing for the physician practice.

•	Total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them.

c.	Financial interest. The physician practice management entity must have a significant financial interest in the physician practice that meets both of the following criteria:

•	Is unilaterally saleable or transferable by the physician practice management entity

•	Provides the physician practice management entity with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations of the physician practice and the change in the fair value thereof.

Conclusion:

The formal legal agreements between NRC and YiLoLife Inc. and related entities are as follows. Lease agreements for real estate with JJ Empire LLC for the following properties:

•	1191 S. Naco Highway Bisbee, AZ 85603 – Expires April 30, 2017

•	201 S. 36th St Phoenix AZ 85034-2808 – Expires April 30, 2017

•	334 E Main Street Springerville, AZ 85938 – Expires October 2017 as originally written. However, this lease was terminated in April 2016.

Leased employees, goods and other services are provided at a cost plus standard markup approximating the fair market value of the goods and service. There is no written agreement between the entities, good are simply priced to approximate transactions at fair market value.

No contract terms between entities on any of the agreements are over the 10 year period or the expected life of the entity. Additionally, informal service arrangements between the entities are terminable and thus they do not meet either component of the term requirements under ASC 810-10-15-22. Exhibit 6.7 of the registration statement provides descriptions of unwritten agreements.

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The shareholders of Yilo Life, Inc are also the directors of NRC, the element of control rests ultimately with the shareholders and directors. The structure does not necessarily provide unilateral control of NRC by the management entity YiLo life, Inc.

Under Arizona Medical Marijuana Act, A.R.S. Title 36, Chapter 28.1 licenses for cultivation and dispensaries are not transferable thus the relationship does not meet the requirements of the financial interest requirements under ASC 810-10-15-22.

Additionally we believe that NRC as a nonprofit medical dispensary may not meet the definition of a physician practice under current state law definitions, with primary business activities being the cultivation and dispensing of medical cannabis products.

Due to the facts and circumstances presented above, NRC and YiLoLife Inc. and subsidiaries do not meet multiple facets of ASC 810-10-15-22. Thus NRC cannot be consolidated with the financial activity of YiLoLife Inc. under ASC 810-10-15-22.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.